

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 1, 2015

Yilu Zhao
Chief Financial Officer
Qunar Cayman Islands Limited
17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re: Qunar Cayman Islands Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **Form 6-K**
> **Filed November 23, 2015**
> **File No. 001-36144**

Dear Ms. Zhao:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 4. Information on the Company

B. Business Overview

Our User Services, page 53

1.   We note your disclosure that based on your cohort analysis of mobile users you have observed that mobile users stay active on your platform for a long period of time and they have increasing rates of transactions the longer they stay on your platform. In your fourth

quarter 2014 earnings call, management indicates that you closely track mobile user behavior, specifically mobile transaction users by their cohort. We further note that in your fourth quarter and subsequent earnings calls you discuss and provide certain quantitative information regarding your cohort analyses. Please tell us what consideration was given to providing quantitative information regarding your cohort analyses. In addition, tell us what consideration was given to separately quantifying, if determinable, the revenues from existing and new users in your Operating Results disclosure to provide an understanding of the impact of user retention on your results of operations. Refer to Item 5.A of Form 20-F.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization, page F-8

2.   We note your disclosure on page F-12 of the carrying amounts and classifications of the assets and liabilities of Affiliated PRC Entities. Please tell us what consideration was given to expanding your disclosure to present the carrying amounts and classification of the VIEs´ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOEs for accrued service fees, if any. In addition, you should describe the recognized and unrecognized revenue-producing assets that are held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-2AA.d and 50-5A.d.

Form 6-K filed November 23, 2015

3.   Please describe for us the exchange program that will provide Qunar employees the option to exchange vested share-based awards, converted business unit incentive points, and other share incentives for Ctrip ordinary shares. Describe the "other share incentives" included in the exchange program, clarifying whether these are vested incentives. Please tell us the potential financial reporting impact, if any, as a result of such exchanges and your basis for this treatment, citing the specific accounting guidance upon which you rely.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services